VEREINBARUNG über die SUSPENDIERUNG des DIENSTVERTRAGES	**AGREEMENT on the SUSPENSION of the SERVICE AGREEMENT**
zwischen	between
Immunic AG, **vertreten durch den Vorsitzenden des Aufsichtsrates**	**Immunic AG,** **represented by the Chairman of the Supervisory Board**
- nachfolgend „Gesellschaft" genannt -	**- hereinafter referred to as the "Company" -**
und	and
Herrn Daniel Vitt	**Mr. Daniel Vitt**
- nachfolgend „Vorstand" genannt -	**- hereinafter referred to as the "Board Member" -**

Präambel	**Preamble**
Der Vorstand ist zum Mitglied des Vorstand der Gesellschaft bestellt worden, diesmal für den Zeitraum vom 01.01.2024 bis zum 31.12.2026. Die dienstvertraglichen Beziehungen werden durch Dienstvertrag vom 18./19.12.2023 geregelt ("Dienstvertrag"). Der Vorstand wird seinen beruflichen Schwerpunkt für eine gewisse Zeit in die U.S.A. verlegen und ein befristetes Arbeitsverhältnis mit der Immunic, Inc. eingehen. Der Dienstvertrag soll für eben diesen Zeitraum ruhend gestellt und im Anschluss fortgesetzt werden. Diese Präambel ist integraler Bestandteil dieser Vereinbarung.	The Board Member has been appointed as a member of the company's Management Board, this time for the period from January 1, 2024 to December 31, 2026. The service contract between the parties is governed by the service contract dated December 18/19, 2023 ("Service Contract"). The Board Member will relocate his professional focus to the US for a certain period of time and enter into a fixed-term employment contract with Immunic, Inc. The Service Contract is to be suspended for this period and then continued. This preamble is an integral part of this agreement.

§ 1 **Ruhendstellung, Amtsniederlegung**	**§ 1** **Suspension, Resignation from Office**
1. Das Dienstverhältnis mit Herrn Vitt wird für den Zeitraum vom 01.01.2025 bis	1. The service relationship with Mr. Vitt is suspended for the period from

zum Ablauf des 30.12.2025 ruhend gestellt („**Ruhensphase**").

January 1, 2025 until the end of December 30, 2025 ("**Suspension Period**").

2. Während der Ruhensphase erhält der Vorstand keine Vergütungsleistungen. Der Vorstand wird von seiner Tätigkeit als Vorstand für den Zeitraum der Ruhensphase unwiderruflich und unter Anrechnung von Urlaubsansprüchen freigestellt. Die Einhaltung dienstvertraglicher Nebenpflichten, wie die Pflicht zur Vertraulichkeit bleibt unberührt.

2. The Board Member shall not receive any remuneration during the Suspension Period. The Board Member shall be irrevocably released from his duties as a Board Member for the period of the Suspension Period, taking into account any vacation entitlements. Compliance with ancillary duties under the employment contract, such as the duty of confidentiality, remains unaffected.

Die Parteien stellen klar, dass etwaige von Dritten gewährte Vergütungen, siehe § 3 Ziffer 3 des Dienstvertrages, von dieser Vereinbarung unberührt bleiben. Insoweit wird der Vorstand so behandelt, es würde der Dienstvertrag während der Ruhensphase unverändert weiterlaufen.

The parties clarify that any remuneration granted by third parties, see Section 3 (3) of the Service Contract, remains unaffected by this agreement. In this respect, the Board Member is treated as if the Service Contract were to continue unchanged during the Suspension Period.

Variable Vergütungsansprüche werden zeitanteilig angepasst.

Variable remuneration entitlements are adjusted pro rata temporis.

§ 4 Ziffer 3, § 6 Ziffer 4 und § 7 bleiben auch während der Ruhensphase in Kraft. Der Vorstand ist berechtigt, während der Ruhensphase Vereinbarungen über eine von ihm finanzierte betriebliche Altersversorgung selbständig weiterführen, soweit dies zulässig ist.

§ 4 clause 3, § 6 clause 4 and § 7 remain in force during the Suspension Period. The Board Member is entitled to independently continue agreements on a company pension scheme financed by him during the Suspension Period, insofar as this is permissible.

3. Der Vorstand wird sein Amt als Mitglied des Vorstandes zum Beginn der Ruhensphase niederlegen.

3. The Board Member will resign from office as a member of the Board at the beginning of the Suspension Period.

§ 2
Vorzeitige Beendigung

§ 2
Early Termination

1. Sollte das Arbeitsverhältnis mit der Immunic, Inc. vor dem Ende der Ruhensphase enden, endet diese

1. Should the employment relationship with Immunic, Inc. end before the end of the Suspension Period, this

Vereinbarung ebenso vorzeitig zum Zeitpunkt des rechtlichen Endes des Arbeitsverhältnisses mit der Immunic, Inc.	agreement shall also end prematurely at the time of the legal end of the employment relationship with Immunic, Inc.

§ 3 **Neubestellung**	**§ 3** **Reappointment**
1. Der Aufsichtsrat erklärt Rahmen dieser Vereinbarung, dass er den Vorstand mit Wirkung zum Ende der Ruhensphase erneut zum Vorstand Gesellschaft bestellen wird, und zwar mit einer Laufzeit bis zum Ablauf des 31.12.2026.	1. The Supervisory Board declares within the framework of this agreement that it will reappoint the Board Member to the Board Member of the Company with effect from the end of the Suspension Period, with a term until the end of December 31, 2026.

§ 4 **Schlussbestimmungen**	**§ 4** **Final Provisions**
1. Dieser Vertrag enthält die gesamte Vereinbarung zwischen den Parteien über die Ruhensphase.	1. This agreement contains the entire agreement between the parties regarding the Suspension Period.
2. Änderungen oder Ergänzungen dieses Vertrages einschließlich dieser Schriftformklausel bedürfen zu ihrer Wirksamkeit der Schriftform.	2. Changes or additions to this agreement, including this written form clause, must be made in writing to be effective.
3. Dieser Vertrag unterliegt dem Recht der Bundesrepublik Deutschland.	3. This agreement is subject to the law of the Federal Republic of Germany.
4. Die deutsche Fassung dieser Vereinbarung ist maßgeblich.	4. The German version of this agreement is authoritative.
5. Sollte eine Bestimmung dieses Vertrages ganz oder teilweise rechtsunwirksam oder undurchführbar sein oder werden, so wird die Gültigkeit der übrigen Bestimmungen dieses Vertrages nicht berührt. Vielmehr ist die ganz oder teilweise rechtsunwirksame oder undurchführbare Bestimmung durch eine Bestimmung zu ersetzen, die den mit der unwirksamen Bestimmung angestrebten wirtschaftlichen Erfolg soweit wie	5. Should any provision of this agreement be or become invalid or unenforceable in whole or in part, the validity of the remaining provisions of this agreement shall not be affected. Rather, the invalid or unenforceable provision, in whole or in part, shall be replaced by a provision that achieves as far as possible the economic purpose intended by the invalid provision. The same shall apply

Germany 16050768.3

möglich erreicht. Das gleiche gilt im Fall von Lücken dieses Vertrages.	in the event of any gaps in this agreement.

Pullach, den 18/12/2024

DocuSigned by:

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Immunic AG,
vertreten durch den
Aufsichtsratsvorsitzenden
Dr. Jörg Neermann

Gräfelfing, den 18/12/2024

DocuSigned by:

5E53E17B866B4F6...

Daniel Vitt

Aufsichtsrat,
vertreten durch den
Aufsichtsratsvorsitzenden
Dr. Jörg Neermann

Germany 16050768.3